August 21, 2009

Mail Stop 3010

Mr. David Bassin
Chief Financial Officer
Inventiv Health, Inc.
Vantage Court North
500 Atrium Drive
Somerset, NJ 08873

> **Re:** **Inventiv Health, Inc.**
> **Form 8-K**
> **Filed August 6, 2009**
> **File No. 000-30318**

Dear Mr. Bassin:

This is to advise you that we have performed a limited review of the above Form 8-K and have the following comment. We will not conduct any further review of the Form 8-K, except for any amendments you file in response to our comment.

Form 8-K filed August 6, 2009

Exhibit 99.1

1.   Please note that SEC Release No. 33-8176 "Conditions for the Use of Non-GAAP Measures" defines EBITDA as earnings before interest, taxes, depreciation, and amortization, where "earnings" is intended to mean net income. To the extent that you disclose EBITDA in future filings, please calculate EBITDA in accordance with this definition, or do not label the non-GAAP measure as EBITDA. Refer to Question 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures."

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief